DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2008 AUG 11 A 7:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004139

SUPPL

August 5, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- News Releases dated May 7, 2008, May 30, 2008, June 5, 2008, June 9, 2008, June 10, 2008, June 11, 2008, July 4, 2008, July 7, 2008, July 16, 2008, July 29, 2008, and August 1, 2008 (2).
- Notice of Annual Meeting of Shareholders dated May 22, 2008
- Management Proxy Circular dated May 22, 2008
- Form of Proxy dated May 22, 2008
- Report of Voting Results dated June 26, 2008

PROCESSED
AUG 12 2008
THOMSON REUTERS

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information filed by the Company with the London Stock Exchange

None

D. Information which the Company has distributed to its security holders

- Notice of Annual Meeting of Shareholders dated May 22, 2008
- Management Proxy Circular dated May 22, 2008
- Form of Proxy dated May 22, 2008

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience.

File No. 82-35055

If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

DORSEY
DORSEY & WHITNEY LLP

August 5, 2008

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- News Releases dated May 7, 2008, May 30, 2008, June 5, 2008, June 9, 2008, June 10, 2008, June 11, 2008, July 4, 2008, July 7, 2008, July 16, 2008, July 29, 2008, and August 1, 2008 (2).
- Notice of Annual Meeting of Shareholders dated May 22, 2008
- Management Proxy Circular dated May 22, 2008
- Form of Proxy dated May 22, 2008
- Report of Voting Results dated June 26, 2008

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information filed by the Company with the London Stock Exchange

None

D. Information which the Company has distributed to its security holders

- Notice of Annual Meeting of Shareholders dated May 22, 2008
- Management Proxy Circular dated May 22, 2008
- Form of Proxy dated May 22, 2008

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience.

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 416.367.7370 • F 416.367.7371
CANADA TRUST TOWER • BCE PLACE • 161 BAY STREET • SUITE 4310 • P.O. BOX 512 • TORONTO, ONTARIO, CANADA M5J 2S1
USA CANADA EUROPE ASIA

File No. 82-35055

If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

ADDAX PETROLEUM

ADDAX PETROLEUM PRESENTS AT UPCOMING TRISTONE CAPITAL ENERGIE CONFERENCE

Calgary, May 7, 2008 /CNW/ – Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC and LSE: AXC), announces that Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the Tristone Capital Energie'08 Conference in Paris on Tuesday May 13th, 2008 at approximately 2:55 p.m. local time (1:55 p.m. London U.K. Time / 8:55 a.m. Eastern Time).

Investors are invited to use the link below to watch the presentation and listen to the live audio cast. To enroll for the event, click on the Large Cap E+P box and then click "Enroll". Follow-up emails will indicate how to join the event.

https://tristonecapital-ls.webex.com/tristonecapital-ls/onstage/g.php?p=2&t=m

The presentation slides will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 126,000 bbl/d for 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that

may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX
PETROLEUM

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") will be held in the Kensington Room of the Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, June 26, 2008, at 10:00 a.m. (Toronto Time) for the following purposes, which are described in more detail in the Management Proxy Circular of the Corporation (the "**Circular**") accompanying this Notice, namely:

1. to receive the consolidated financial statements for the year ended December 31, 2007, together with the Report of the Auditor thereon;

2. to appoint auditors of the Corporation for the ensuing year at such remuneration as may be approved by the Audit Committee of the Corporation;

3. to elect the directors of Addax Petroleum to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed; and

4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on May 16, 2008 will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please complete, sign and deliver a proper form of proxy to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Toronto Time) on June 24, 2008 or, if the Meeting is adjourned, by 10:00 a.m. (Toronto Time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of
Addax Petroleum Corporation

(Signed)
David Codd
Chief Legal Officer and Corporate Secretary

Geneva, Switzerland
May 22, 2008

ADDAX
PETROLEUM

ADDAX PETROLEUM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

May 22, 2008

ADDAX PETROLEUM

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**") will be held in the Kensington Room of the Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, June 26, 2008, at 10:00 a.m. (Toronto Time) for the following purposes, which are described in more detail in the Management Proxy Circular of the Corporation (the "**Circular**") accompanying this Notice, namely:

1. to receive the consolidated financial statements for the year ended December 31, 2007, together with the Report of the Auditor thereon;
2. to appoint auditors of the Corporation for the ensuing year at such remuneration as may be approved by the Audit Committee of the Corporation;
3. to elect the directors of Addax Petroleum to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed; and
4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on May 16, 2008 will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please complete, sign and deliver a proper form of proxy to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Toronto Time) on June 24, 2008 or, if the Meeting is adjourned, by 10:00 a.m. (Toronto Time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of
Addax Petroleum Corporation

(Signed)
David Codd
Chief Legal Officer and Corporate Secretary

Geneva, Switzerland
May 22, 2008

CAUTION REGARDING FORWARD-LOOKING STATEMENTS IN THIS MANAGEMENT PROXY CIRCULAR AND IN ORAL STATEMENTS WHICH MAY BE MADE AT THE MEETING

Certain written statements contained in this Circular and certain oral statements that may be made at the Meeting constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are strongly cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, forward-looking statements are made as at the date they are given and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this Circular and certain oral forward-looking statements that may be made at the Meeting are expressly qualified by this cautionary statement.

MANAGEMENT PROXY CIRCULAR

DATED May 22, 2008

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") OF ADDAX PETROLEUM CORPORATION ("ADDAX PETROLEUM" or THE "CORPORATION") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE CORPORATION for use at the annual meeting (the "**Meeting**") of the registered shareholders of the Corporation (the "**Shareholders**") and at any adjournment thereof. The Meeting will be held in the Kensington Room of the Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, June 26, 2008, at 10:00 a.m. (Toronto Time) for the purposes set out in the Notice of the Meeting (the "**Notice**") accompanying this Circular.

The solicitation of proxies is intended to be made primarily by mail but may also be undertaken by way of telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of May 22, 2008.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXIES

Those Shareholders who wish to be represented at the Meeting by proxy must complete, sign and deliver a proper form of proxy to the Corporation's transfer agent, Computershare Investor Services Inc. ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than **10:00 a.m.** (Toronto Time) on June 24, 2008 or, if the Meeting is adjourned, by **10:00 a.m.** (Toronto Time) on the second business day prior to the date on which the Meeting is reconvened.

The document appointing a proxy must be in writing and completed and signed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrator, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO BY EITHER: (1) CROSSING OUT THE NAMES OF THE MANAGEMENT NOMINEES AND LEGIBLY PRINTING THE OTHER PERSON'S NAME (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY, OR (2) COMPLETING ANOTHER VALID FORM OF PROXY. In any case, the form of proxy should be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

REVOCATION OF PROXIES

A Shareholder who has submitted a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any manner permitted by law, a Shareholder may revoke the proxy with an instrument in writing signed and delivered to the registered office of the Corporation, 3400 – 350 7th Avenue S.W., Calgary, Alberta, T2P 3N9, with a copy to Computershare at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or deposited with the chairman of the Meeting on the date of the Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The Common Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. **IN THE ABSENCE OF SUCH DIRECTION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE ACCOMPANYING THIS CIRCULAR.** If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority on the proxy nominee to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, neither the directors nor management of the Corporation are aware of any amendments or variations or other matters to come before the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to shareholders who do not hold Common Shares in their own name. Almost all of the shareholders of the Corporation do not hold Common Shares in their own name.

Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares on behalf of their clients.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders of the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("**ADP**"). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides instructions respecting voting of shares represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting; the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Unless otherwise indicated, all references in this Circular to dollar amounts are to U.S. dollars.

ADDAX PETROLEUM CORPORATION

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is one of the largest independent oil producers in West Africa, and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 126,000 bbl/d for 2007. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserved and production.

The Corporation was incorporated pursuant to the *Canada Business Corporations Act* (the "**CBCA**") on September 6, 2005. Pursuant to a share transfer agreement among the Corporation, The Addax and Oryx Group Ltd. ("**AOG**") and Addax Mining Holdings B.V., now Addax Petroleum Holdings BV, dated February 10, 2006, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V. ("**APNV**"), a corporation incorporated under the laws of the Netherlands Antilles. The Corporation now carries on the business previously carried on by APNV, of evaluating and pursuing oil and gas exploration and production in Africa and the Middle East. In March 2007, APNV was re-domiciled under the laws of the British Virgin Islands as Addax Petroleum Holdings Ltd. ("**APHL**")

As of the close of business on May 16, 2008, the Corporation had 155,651,087 Common Shares outstanding.

BUSINESS OF THE MEETING

RECEIPT OF THE FINANCIAL STATEMENTS AND REPORT OF THE AUDITOR

Shareholders will receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2007 and the Report of the Auditor thereof will be placed before the Meeting.

APPOINTMENT OF AUDITOR

Management of the Corporation proposes to nominate Deloitte & Touche LLP, Chartered Accountants, to serve as auditor of the Corporation until the next annual meeting of Shareholders, at such remuneration as may be approved by the Audit Committee of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation on November 23, 2005.

ELECTION OF DIRECTORS

The Corporation's articles provide for the board of directors to consist of a minimum of one and a maximum of 11 directors. There are currently eight directors. The Board of Directors is elected annually.

The following table includes information about each of the nominees for election as a director of the Corporation, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at May 22, 2008. Each director elected will hold office until the close of the next annual meeting of shareholders, or until his successor is duly elected or appointed. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The Form of Proxy permits Shareholders to vote "for" or to "withhold" their vote for each director nominee. The following table sets forth information with respect to each of the nominees for election as a director. Each of the nominees has served as a director since the year he first became a director.

Name and Municipality of Residence	Year of Birth	Position with the Corporation	Director Since	Shares Held[1]	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey[2][4] *Toronto, Ontario Canada*	1941	Director; Chairman of the Board of Directors; Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	49,487	Chairman of Paradigm Capital Inc., Director of Sun-Times Media Group, Goldcorp Inc. Coventree Inc. and Redcorp Ventures Ltd. Formerly, Partner of Osler Hoskin & Harcourt LLP and Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur[6] *London, United Kingdom*	1949	Chief Executive Officer; Director	2005[5]	5,780,917	Officer of Addax Petroleum Corporation. Chairman of the Advisory Board of The Addax and Oryx Group Ltd. and Non-Executive Chairman of AXMIN Inc. Formerly, officer of APNV and Chief Executive Officer of The Addax and Oryx Group Ltd.
Brian Anderson[2][3] *Kowloon, Hong Kong*	1943	Director; Chairman of the Technical and Reserves Committee	2005	14,885	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, Chairman and Director of CleanCoalGas Ltd., Director of MPF Corp. Ltd. and Acura Ltd.
James Davie[2][4] *Toronto, Ontario Canada*	1943	Director	2005	62,498	Private Investor. Member of the Independent Review Committee for the Brompton Group of Funds, Director of Range Royalty Management Ltd., Member of the Advisory Board for KEP I and KEP II Funds. Formerly, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[2][4] *Dully, Switzerland*	1942	Director	2005	256,593	Independent Consultant. Associate with Beldi & Cie S.A. Formerly, Vice Chairman of Advisory Board of The Addax and Oryx Group Ltd.
Gerry Macey[3][4] *Calgary, Alberta Canada*	1946	Director	2005	29,558	Director of Andora Energy Corp., Verenex Energy Inc. and PanOrient Energy Corp. Formerly, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[3] *Mississauga, Ontario Canada*	1951	Director	2005	5,425	Partner, Capital Alliance Nigeria, Chairman of Subsurface Resources Management Co. and Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Sudelletra Nigeria Ltd., DeltaAfrik Engineering Co. and The Addax and Oryx Group Ltd.
Wesley Twiss[2][3] *Calgary, Alberta Canada*	1945	Director; Chairman of the Audit Committee	2005	18,368	Corporate Director. Director and Audit Committee Chair of the Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR.

Notes:

(1) Number of Common Shares beneficially owned (whether directly or indirectly), controlled or directed, as disclosed through the *System for Electronic Disclosure by Insiders* (SEDI)

(2) Member of the Audit Committee.

(3) Member of the Technical and Reserves Committee.

(4) Member of the Corporate Governance, Nominating and Compensation Committee.

(5) Mr. Gandur has been an officer of APHL (formerly APNV) since 2002 and became a director and officer of the Corporation in 2005.

(6) AOG Holdings BV, which owns 55,241,829 Common Shares, is an indirect wholly owned subsidiary of AOG in which Hydromel Ltd. has a majority holding. Hydromel Ltd. is wholly owned by Samsufi Trust, an overseas discretionary trust created by Jean Claude Gandur, the President and Chief Executive Officer of Addax Petroleum. Jean Claude Gandur is not a beneficiary of Samsufi Trust; however, he does have power of revocation over Samsufi Trust and can therefore be considered to have control directly over Samsufi Trust and indirectly over Hydromel Ltd., AOG and AOG Holdings BV.

No proposed director of the Corporation:

(a) is, as at the date of the Circular, or has been, within the 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(d) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(e) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Directors know of no other matters to come before the Meeting other than those referred to in the Notice accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Circular, Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of

(a) any director or executive officer of the Corporation;

(b) any proposed nominee for election as a Director of the Corporation; and

(c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the Corporation's Management's Discussion and Analysis for the year ended December 31, 2007, the Corporation's Annual Information Form dated March 13, 2008 and the Corporation's Management's Discussion and Analysis for the three months ended March 31, 2008 (available on SEDAR at www.sedar.com) and other than as discussed elsewhere in this Circular, the Corporation is not aware of any material interests, direct or indirect, of any "informed person" of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed

person or proposed Director, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of the determination above, "informed person" means:

(a) a Director or executive officer of the Corporation;

(b) a Director or executive officer of a company that is itself an informed person or subsidiary of the Corporation;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Corporation after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

There are potential conflicts of interest to which the Directors and officers of Addax Petroleum Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the Directors of the Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. The CBCA provides that in the event that a Director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares

Each Common Share entitles the holder thereof to one vote on all matters to come before the Meeting. Only holders of record of Common Shares as of the close of business on May 16, 2008 (the "**Record Date**") are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 155,651,087 Common Shares outstanding. A Shareholder of record on the Record Date will be entitled to vote the Common Shares shown opposite the Shareholder's name on the Corporation's register of Shareholders at the Meeting or any adjournment thereof, even though the Shareholder disposes of the Common Shares after that time. **No person becoming a Shareholder after the Record Date will be entitled to vote at the Meeting or any adjournment thereof.**

Principal Holder of Common Shares

To the knowledge of the Directors and management of the Corporation, the only person who, or corporation which, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to all outstanding Common Shares is:

Shareholder Name	Number of Common Shares	Percentage of Common Shares
AOG Holdings B.V.	55,241,829	35.5%

As at May 16, 2008 CDS & Co. held in aggregate 155,651,087 Common Shares, including those beneficially owned by the above-named shareholder.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Corporation recognizes the importance of adhering to excellent corporate governance standards. The Corporation has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Corporation's Board of Directors has adopted the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, having an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent Directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below. The charter of each committee is available on the Corporation's website at www.addaxpetroleum.com.

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

(a) the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;

(b) the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;

(c) the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;

(d) the adequacy of internal control over financial reporting, disclosure controls and procedures and accounting procedures of the Corporation and its subsidiaries; and

(e) the quality and integrity of consolidated financial statements of the Corporation.

Additional information relating to the Audit Committee is provided in the Corporation's Annual Information Form dated March 13, 2008 in the section entitled "Audit Committee" and in Schedule "C" attached thereto.

Corporate Governance, Nominating and Compensation Committee

The purpose of the Corporate Governance, Nominating and Compensation Committee is to assist the Board of Directors in fulfilling their oversight responsibilities in relation to, among other things:

(a) the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;

(b) identifying qualified candidates and recommending nominees Director and Board Committee appointments

(c) evaluations of the Board, Board Committees, individual directors, the Board Chair and Committee Chairs; and

(d) evaluations of the Corporation's officers and organizational structure and determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the Directors.

Technical and Reserves Committee

The purpose of the Technical and Reserves Committee is to assist the Board of Directors in fulfilling their responsibilities under National Instrument 51-101, as well as in relation to, among other things:

(a) the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;

(b) the public disclosure and filings relating to the Corporation's petroleum reserves and operations;

(c) the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and

(d) the monitoring of the operational performance of the Corporation.

STATEMENT OF GOVERNANCE PRACTICES

Attached as Schedule "A" to this Circular is a report on Form 58-101F1 with respect to the Corporation's corporate governance policies.

EXECUTIVE COMPENSATION

Composition of the Corporate Governance, Nominating and Compensation Committee

In 2007, the Corporate Governance, Nominating and Compensation Committee (the "Committee") was comprised of Peter Dey, James Davie, Stephen Paul de Heinrich and Gerry Macey. None of these Directors are officers of the Corporation and all are independent.

2007 Summary Compensation Table

The following table sets out particulars of compensation paid to the Corporation's Chief Executive Officer, Chief Financial Officer and the Corporation's other three most highly compensated executive officers (the "Named Executive Officers") who served as executive officers in 2007.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (CHF[5])	Bonus[1] (CHF[5])	Other Annual Compensation (CHF [5])	Securities Under Options/ SARS Granted	Shares subject to resale restrictions[10] (CDN$)	LTIP Payouts[11] (CDN$)	All Other Compensation
Jean Claude Gandur Chief Executive Officer	2007	400,000[6]	2,240,000[7]	Nil	Nil	4,984,025	3,845,012	Nil
	2006	156,000[6]	1,650,000[7]	Nil	Nil	2,706,000	1,353,000	Nil
	2005	148,752	150,000	Nil	Nil	Nil	Nil	Nil
Michael Ebsary Chief Financial Officer	2007	750,000	900,000	Nil	Nil	1,619,825	1,260,894	Nil
	2006	587,500	650,000	Nil	Nil	902,018	450,982	Nil
	2005	436,000	585,000	Nil	Nil	Nil	Nil	Nil
James Pearce[2] Chief Operating Officer	2007	750,000	900,000	Nil	Nil	1,619,825	1,260,894	Nil
	2006	598,750	650,000	52,800	Nil	902,018	450,982	Nil
	2005	220,000[3]	200,000	267,975	Nil	Nil	Nil	Nil
David Codd[2] Chief Legal Officer	2007	500,000	600,000	Nil	Nil	1,246,025	961,262	Nil
	2006	425,000	400,000	17,200	Nil	676,500	338,250	Nil
	2005	205,154[4]	95,000	10,500	Nil	Nil	Nil	Nil
Vance Querio[9] Managing Director, Nigeria	2007	387,500	400,000	222,242	Nil	623,050	311,525	Nil
	2006	145,833[8]	140,000	108,955	Nil	90,218	45,082	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Bonus amounts include compensation for performance in 2006 payable in 2007 and for performance in 2007 payable in 2008.

(2) Mr. Codd received an accommodation allowance in 2005 and 2006, and Mr. Pearce received an accommodation allowance in 2006 which are included in "Other Annual Compensation".

(3) Mr. Pearce's employment with the Corporation began May 1, 2005.

(4) Mr. Codd's employment with the Corporation began February 7, 2005.

(5) CHF means Swiss Francs. Based on the Bank of Canada noon buying rate, the average exchange rate for one Swiss Franc, expressed in Canadian dollars, was 0.8946 in 2007.

(6) Represents 25% of the total amount paid for Mr. Gandur's services. See "Employment Agreements".

(7) Mr. Gandur received 25% of this bonus payment directly. The remaining 75% was paid to AOG as a fee for Mr. Gandur's services.

(8) Mr. Querio's employment with the Company began on June 19, 2006.

(9) Mr. Querio received a sign-on bonus and relocation indemnity in 2006, as well as payments in respect of his expatriation in Nigeria in 2007 (including hardship allowance, relocation indemnity and value of expatriate benefits) which are included in "Other Annual Compensation".

(10) Represents the value of Common Shares that were awarded in 2006 and 2007 which have not yet vested.

(11) Payouts in 2006 represent the monetized value of first one-third of the awards made in 2006 to each Named Executive Officer. The following table summarizes the awards made in 2006 and 2007 and the vesting schedule.

Named Executive Officer	2006 LTIP Award	Vesting Schedule	2007 LTIP Award	Vesting Schedule
Jean Claude Gandur Chief Executive Officer	150,000 shares	50,000 shares in 2006 50,000 shares in 2007 50,000 shares in 2008	200,001 shares	66,667 shares in 2007 66,667 shares in 2008 66,667 shares in 2009
Michael Ebsary Chief Financial Officer	50,000 shares	16,666 shares in 2006 16,666 shares in 2007 16,668 shares in 2008	65,001 shares	21,667 shares in 2007 21,667 shares in 2008 21,667 shares in 2009
James Pearce Chief Operating Officer	50,000 shares	16,666 shares in 2006 16,666 shares in 2007 16,668 shares in 2008	65,001 shares	21,667 shares in 2007 21,667 shares in 2008 21,667 shares in 2009
David Codd Chief Legal Officer	37,500 shares	12,500 shares in 2006 12,500 shares in 2007 12,500 shares in 2008	50,001 shares	16,667 shares in 2007 16,667 shares in 2008 16,667 shares in 2009
Vance Querio Managing Director, Nigeria	5,000 shares	1,666 shares in 2006 1,666 shares in 2007 1,668 shares in 2008	25,002 shares	8,334 shares in 2007 8,334 shares in 2008 8,334 shares in 2009

Payouts in 2007 represent the monetized value of the second one-third of the awards made in 2006 and the first one-third of the award made in 2007 to each Named Executive Officer. See "Report on Executive Compensation – Long Term Incentive Plan" which sets out the basis for these awards.

Additional information on the Corporation's Long Term Incentive Plan can be found in "Report on Executive Compensation – Long Term Incentive Plan" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Report on Executive Compensation

Compensation Philosophy

In 2006 the Board of Directors approved a report setting out the compensation philosophy of the Corporation. Compensation programs at Addax Petroleum, like any other organization, are primarily directed at the attraction, retention, and incentivisation of employees to achieve the Corporation's business objectives. Compensation continues to be managed accordingly, in that total compensation for senior staff (including the CEO, the CFO and the Named Executive Officers) consists of three elements: base salary, annual bonus and the LTIP.

The UK branch of Towers Perrin, an international Human Resources and Compensation consulting firm, has been retained on an annual basis by the Committee to provide market data and analytical support for the Committee's compensation review. Due to the very limited representation of the upstream oil and gas industry in Switzerland, other than Addax Petroleum, UK market data has been chosen as a comparative data source throughout all levels of the organization. The UK was selected as it has a sizeable upstream industry, and is a reasonable comparator in regard to cost of living. Data was also supplied for the North American market, although this was considered less relevant for cash compensation. It was noted that there were significantly different Long Term Incentive practices between North America and the UK.

Executive compensation tends to vary somewhat with organization size, usually expressed in terms of market capitalization. As a result, Towers Perrin were unable to provide industry specific market data for Addax Petroleum's executive positions from their database as there was an insufficient number of comparator companies of similar size. In lieu of industry specific data, Towers Perrin provided "all industry" data for companies of similar market capitalization.

Due to Addax Petroleum's growth in 2007, both in terms of revenue and market capitalization, Tower Perrin provided comparators to match the Corporation's larger size. As there is a correlation between organization size and executive compensation, this has resulted in additional upward pressure on the data beyond normal inflationary growth.

For their services in 2007, Towers Perrin received fees of £52,925 (approximately CDN$113,720). Towers Perrin provided no additional non-compensation related services to the Corporation in 2007.

Elements of Executive Compensation

Consistent with the Corporation's compensation philosophy, executive compensation is determined on the basis of the following elements:

1. **Base Salary**

(a) Base salaries are reviewed annually having regard to personal performance, the Corporation's performance, changes in responsibility and competitive market data from Compensation Surveys and the Corporation's Peer Group, to be reviewed and approved by the Committee. Base salary is targeted at the upper quartile of the UK data used as the Corporation's comparator.

(b) Mr. Gandur's base salary is reviewed annually with effect from the beginning of each calendar year by the Committee. The other Named Executive Officers' base salaries are reviewed annually by Mr. Gandur with effect from the beginning of each calendar year and

the Committee reviews and approves compensation programs applicable to Messrs. Ebsary, Pearce and Codd prior to implementation. All other base salaries, including Mr. Querio's, are determined by Messrs. Gandur, Ebsary, Pearce and Codd.

2. Annual Bonus

(a) For Messrs. Gandur, Ebsary, Pearce and Codd the bonuses for 2007 performance (payable in January 2008) were based primarily on three factors, namely (i) the Corporation's performance related directly to the Corporation's key performance indicators ("**KPIs**"), (ii) individual performance, and (iii) Grade level. Additionally, a narrative of other significant events indicative of company performance was presented to the Committee for consideration. Bonus targets were set with reference to UK market data supplied by Towers Perrin, representing an "all industry" sample of companies of similar market capitalization.

(b) The following table set out the bonus range for the Named Executive Officers.

Position	Minimum	Target	Maximum
Jean Claude Gandur	0	70% of Base	2x Target
Michael Ebsary James Pearce David Codd	0	60% of Base	2x Target
Vance Querio	0	35% of Base	2x Target

(c) Mr. Gandur's bonus for the 2007 performance year was determined by the Committee. The bonuses for Messrs. Ebsary, Pearce and Codd were discussed by Mr. Gandur with the Committee in respect of each of their individual performance in 2007. The Committee reviewed and approved Mr. Gandur's recommendations.

(d) In the event of exceptional results in any given year, bonus payments in excess of the maximum may be awarded to employees other than Messrs. Gandur, Ebsary, Pearce and Codd. These bonuses are determined by senior management.

3. Long Term Incentive Plan ("LTIP")

(a) Under the LTIP, Common Shares may be issued to directors, officers, employees of, and other service providers to the Corporation, including the Named Executive Officers in such numbers and with such vesting provisions as the Committee may determine. For 2007, grants were based on the following factors:

(i) Total shareholder return, including share price performance; and

(ii) Shareholder return relative to the Corporation's peer group and relative to the TSX capped energy index.

(b) Participants have a target grant size commensurate with their grade level, expressed as a percentage of base salary. Awards for the Named Executive Officers would not typically exceed two times target. However, in return for exceptional standards of performance, the Committee has the discretion to increase the aggregate value of awards to the Named Executive Officers.

(c) The LTIP program was introduced in 2006. The grants made in 2007 were the second grants under the program. LTIP grants are made in July, with reference to performance over the 12 month period ending on March 31 of each year. The Target Grant Sizes for 2007 are illustrated in the following table.

Position	Target
Mr. Gandur	200% of base salary
Messrs. Ebsary, Pearce and Codd	150% of base salary
Mr. Querio	100% of base salary

(d) Notwithstanding that directors are entitled to participate in the LTIP; the Corporation has not made any awards to directors in respect of their roles as directors of the Corporation.

4. Relative Weighting of Executive Compensation Components

Executive compensation is more highly weighted towards the variable components of pay, specifically the Incentive Bonus and LTIP. This links executive compensation directly to individual and corporate performance. The relative weighting of the components of executive compensation for 2007 is illustrated in the following table:

Position	Base Salary	Variable Pay	Total
Mr. Gandur	27%	73%	100%
Messrs. Ebsary, Pearce and Codd	32%	68%	100%
Mr. Querio	42%	58%	100%

5. Assessment of 2007 Corporate Performance

Addax Petroleum had another outstanding year in 2007, with a number of important milestones.

Loss Time Incidents

Operations, particularly in Nigeria, have grown considerably. Notwithstanding the increased pressure on safety performance, the Corporation's safety record remained among the best in the industry. In particular, performance in Nigeria was exceptional, with no loss time incidents. In Gabon, loss time incidents were reduced by 50% through implementation its Health, Safety and Environment management system. The Corporation received the Dupont Safety Award for Cultural Evolution in 2007.

Production

Production reached new record levels in 2007, with average production of 125,940 bbl/d and a 2007 exit rate of approximately 140,000 bbl/d. The company set aggressive production targets for the year, including target production in Nigeria of 103,000 bbl/d. Actual production in Nigeria exceeded this target, with average production of 104,510 bbl/d and exit production of 113,670 bbl/d. Production in Gabon was targeted at 27,000 bbl/d. Actual production for the year averaged 21,420 bbl/d with an exit production rate of 26,510 bbl/d. The inability to achieve target was largely due to factors beyond the Corporation's control including delays in delivery of a drilling rig from an third party contractor as well as restricted production through the Coucal station and an error by the third party operators of the station that resulted in shut-in production for several days. Notwithstanding this, in Gabon, production exceeded a 30,000 bbl/d threshold for the first time in the Corporation's history. The Corporation also achieve a global production high point of in excess of 140,000 bbl/d for the first time.

Reserves Replacement Ratio

The Corporation's reserves replacement ratio in 2007 was 3:1, greatly in excess of the budgeted reserves replacement ratio of 1:1.

New Ventures

The Corporation acquired a fifty per cent interest in the Epaemeno license area, onshore Gabon, and became the operator of the license area. The Corporation also acquired a forty per cent working interest in Block 1 of the Joint Development Zone (subject to Joint Development Authority approval).

Funds Flow from Operations ("FFFO")

The Corporation's actual FFFO was $1,319 million, significantly exceeding the budgeted figure of $1,000 million. This was largely as a result of strong production, high oil prices and managed costs.

Corporate and Infrastructure

One of the highest profile events for the Corporation in 2007 was the listing on the main market of the London Stock Exchange at the end of May, 2007. Considerable efforts across the organization were put in to achieve this milestone, which raised the Corporation's profile.

The Corporation continued to receive greater attention from the market as a whole, demonstrated by an increase in analyst coverage and by increased trading volumes. The Corporation was also added to a number of TSX indices in 2007, most notably the S&P/TSX Composite Index and S&P/TSX Capped Energy Index

The Corporation also successfully obtained a 5-year $1.5 Billion Senior debt facility. This debt facility was subsequently increased to $1.6 Billion due to a successful syndication

Additionally, the Corporation closed a successful placement of $300 million in principal amount convertible notes, due in 2012. The notes trade on the Professional Securities Market of the London Stock Exchange.

The Corporation also had considerable success in improving the quality and timeliness of financial reporting.

Addax Petroleum successfully recruited 62 people in 2007, for various locations. This represents a sizeable percentage of the Corporation's existing workforce. This number does not include local hiring of indigenous workers in the Corporation's operating companies.

In recognition of these exceptional accomplishments during 2007, each of Mr. Gandur, Mr. Ebsary, Mr. Pearce and Mr. Codd received LTIP grants in excess of 200% of target, and the pool for the annual incentive bonus was set at the maximum of 200% of target for each of them. In respect to Mr. Querio, an LTIP award and annual bonus were awarded in excess of the maximum targets, in recognition of his exceptional individual performance and the performance of the Nigeria operations unit.

Termination of Employment, Change in Responsibilities and Employment Contracts

Employment Agreements

The Corporation has entered into employment agreements with each of Mr. Ebsary, the Chief Financial Officer, Mr. Pearce, the Chief Operating Officer, Mr. Codd, the Corporate Secretary and Chief Legal Officer and Mr. Querio, the Managing Director, Nigeria. The employment agreements for Messrs. Ebsary, Pearce and Codd are for an indefinite period subject to termination by either party on nine months' notice. These employment agreements also provide for non-contributory participation in the Corporation's pension plan and accident insurance, as well as providing for annual bonuses that may be assessed individually at the sole discretion of the Corporation. The employment agreement for Mr. Querio has similar contractual provisions, with the exception that termination by either party is on three months' notice.

The annual base salaries under the employment agreements as of December 31, 2007 were: CHF 750,000 for Mr. Ebsary; CHF 750,000 for Mr. Pearce; CHF 500,000 for Mr. Codd; and CHF 400,000 for Mr. Querio.

The Corporation has also entered into a services agreement with AOG, effective January 1, 2006, and terminable on nine months' notice by either party, for the procurement of services to be rendered by Mr. Gandur as Chief Executive Officer and member of the Board of Directors of the Corporation. The total fees paid by the Corporation to AOG for such services in 2007 were $1.2 million per annum (net of any amounts paid directly to Mr. Gandur by the Corporation). This amount does not include any annual bonus awarded by the Board on the recommendation of the Corporate Governance, Nominating and Compensation Committee or any Common Shares awarded under the LTIP.

Employee Incentive Programme

The Corporation has adopted a policy that provides for certain payments where, upon a change of control of Addax Petroleum or within 24 months following a change of control, an individual's employment is terminated other than for cause.

Pursuant to this policy, any of the Named Executive Officers that are terminated following a change of control will receive a lump sum payment calculated on the basis of two years' current salary and 200% of the highest bonus earned over the previous three years. In addition, the policy provides for the creation of a bonus pool, to be allocated among certain employees of the Corporation, specifically the CEO, COO, CFO, CLO (the "Corporate Officers") and other qualifying employees as recommended by the CEO and approved by the Committee and the Board of Directors. The amount of the bonus pool is calculated by reference to a "Takeover Premium", which is the increase in the market value of the Corporation's issued share capital at the effective date of the change of control (the "Trigger Date") from the greater of (i) CDN$44.26 or (ii) the market value of the Corporation's issued

share capital at the commencement of a change of control transaction (the "Base Price"). The bonus pool is the sum of the following amounts:

- 2% of any Takeover Premium up to and including a Takeover Premium of 25% of the Base Price;
- 2.5% of any Takeover Premium in excess of 25% up to and including a Takeover Premium of 35% of the Base Price; and
- 3% of any Takeover Premium in excess of 35% of the Base Price together with an additional 0.5% for every 10% or part thereof in excess of 45% of such Base Price.

Sixty per cent of the bonus pool is allocated to the Corporate Officers (2/5 to the CEO and 1/5 to each of the other Corporate Officers) and the remaining forty per cent to the other qualifying employees as recommended by the CEO and approved by the Committee and the Board of Directors.

In the event that there are more or less than four Corporate Officers, the allocation of the 3/5 of the bonus pool available to Corporate Officers other than the CEO shall be allocated by the Board of Directors upon the recommendation of the CEO.

Performance Graph

The following chart illustrates the change from the Corporation's IPO on February 9, 2006 to December 31, 2006 and December 31, 2007, in the value of $100 invested in the Corporation's Common Shares, as compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index over the same time period. This Performance Graph assumes the reinvestment of dividends.



Total Return Index Values
250
200
150
100
50
AXC
TSX
TSX Capped Energy
220
168
118
110
100
101
96
2006
2007
2008

Compensation of Directors

Based on the recommendations of the Corporate Governance, Nominating and Compensation Committee of the Board and as approved by the Corporation's shareholders at the Corporation's Annual and Special Meeting in 2007, the Board of Directors has implemented remuneration and reimbursement plan for its Directors that reflect current market practices and align the interests of Directors with those of Shareholders. Pursuant to the plan, each Director (other than Mr. Gandur) shall receive remuneration in the amount of $125,000 per annum, with a further $25,000 per annum for committee chairs (other than the Audit Committee Chair who receives an additional $35,000 per annum) and $13,000 per annum for committee participation (other than Audit Committee members, who receive $17,500 per annum), plus reimbursement of expenses, and compensation of $250,000 per annum to the Chairman of the Board. At least $60,000 of each Director's annual base compensation will be paid in Common Shares (and each Director may elect to receive additional Common Shares in lieu of cash compensation) and at least $75,000 of the Chairman's annual base compensation will be paid in Common Shares (and the Chairman may elect to receive additional Common Shares in lieu of cash compensation). The additional fees paid to committee chairs or for participation on committees will be paid in cash, unless the Director otherwise elects to receive Common Shares. Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

For 2007, Directors were issued Common Shares in lieu of cash compensation on two occasions. In July 2007, the Corporation issued 11,453 Common Shares to Directors and in January 2008, the Corporation issued an additional 9,512 Common Shares, all of which were in respect of services provided in 2007.

Using the above methodology for the fiscal year 2007 the Corporation paid fees to Directors as illustrated in the following chart:

Directors	Cash Remuneration (CDN$)	Value of Common Shares Issued (July 2007)[1] (CDN$)	Value of Common Shares Issued (January 2008)[2] (CDN$)	Gross Remuneration (CDN$)
P. Dey	2	155,845	145,785	301,632
B. Anderson	109,760	31,960.	29,885	171,605
J. Davie	64,978	34,597	59,812	159,387
S. de Heinrich	35	82,816	77,506	160,357
G. Macey	45,457	80,419	29,885	155,761
A. Oladele	71,818	39,950	29,885	141,653
W. Twiss	115,376	31,960	29,885	177,221

[1] Shares were issued in July 2007 at a price per share of CDN$39.95.

[2] Shares were issued in January 2008 at a price per share of CDN$42.33.

During 2007, no options to purchase Common Shares were granted. The Corporation has adopted share ownership guidelines for Directors requiring each Director, within five years after becoming a Director of the Corporation, to hold a minimum number of Common Shares equivalent to at least three times his annual base compensation.

In addition to his compensation as a director, Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited for which Mr. Oladele is paid a monthly fee of $12,500.

Effective February 16, 2007, the Corporation had in place Directors and Officers Liability Insurance ("**D&O**") and Public Offering of Securities Insurance ("**POSI**") policies on a world-wide cover basis for all directors and officers of the Corporation with limits of $50,000,000 each Policy and per claim, subject to an annual aggregate limit of $50,000,000 each Policy. Deductible levels under the D&O varied from $250,000 for claims in the USA and $75,000 outside the USA. Deductibles under the POSI are maximum $500,000 per claim. The total 2007 premium payable was $374,500 for the D&O 12-month cover and $505,000 for the POSI 72-month cover (effective as of February 16, 2006), both subject to five per cent Swiss Stamp Duty. Neither directors nor officers pay any portion of the premium.

The Corporation put in place an 18-month D&O policy effective February 16, 2008, on a world-wide cover basis for all directors and officers of the Corporation with limits of $100,000,000 each Policy and per claim, subject to an annual aggregate limit of $100,000,000 each Policy. Deductible levels under this D&O policy vary from $250,000 for claims in the USA and $75,000 outside the USA. The total 2008 premium payable is $963,227 for the 18-month cover. Neither directors nor officers pay any portion of the premium.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Equity Compensation Plans Approved by Security Holders: Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
LTIP	885,564[(1)]	Nil	5,859,485
Directors Shares in Lieu of Compensation Plan	Nil	Nil	15,486,788[(2)]
Total	Nil	Nil	**21,346,273**

Notes:

(1) Represents the total number of shares awarded under the 2006 and 2007 plans which have not yet vested, but which are expected to vest in 2008 and 2009.

(2) Represents the number of Common shares that remain available for future issuance under the Directors' Shares in Lieu of Cash Compensation Plan. The original number of Common Shares available for future issuance was 10% of the issued and outstanding Common Shares of the Corporation as at June 28, 2007, i.e. 15,507,753.

LTIP

At the Corporation's Annual and Special Meeting in 2006, the Shareholders approved the Corporation's LTIP. Amendments to the LTIP were approved by the Shareholders at the Corporation's Annual and Special Meeting in 2007. The LTIP's purpose is to motivate, reward and retain key employees. Under the LTIP, Common Shares may be issued to Directors, officers, employees of and other service providers to the Corporation in such numbers as may be determined by the Corporate Governance, Nominating and Compensation Committee and approved by the Board. The maximum

number of Common Shares that may be issued under the LTIP is five per cent of the issued and outstanding Common shares of the Corporation as at May 24, 2006, i.e. 7,500,005.

Once awarded, the Common Shares awarded under the LTIP are subject to the following vesting conditions:

(a) up to one third of the aggregate number of Common Shares awarded vest immediately on the date the award is made (the "**Award Date**"),

(b) up to two thirds of the aggregate number of Common Shares awarded, less the number of Common Shares vested under paragraph (a) above, vest on the first anniversary of the Award Date; and

(c) the balance (after taking into account the number of Common Shares vested under (a) and (b)) of the aggregate number of Common Shares awarded vests on the second anniversary of the Award Date.

In the financial year ended December 31, 2006, 609,170 Common Shares were awarded pursuant to the LTIP, of which 203,031 vested in 2006. A further 199,699 vested on August 1, 2007 and it is expected that another 196,107 will vest on August 1, 2008. The total vested and unvested number of Common Shares does not equal the awarded number of Common Shares due to employee departures.

In the financial year ended December 31, 2007, 1,052,678 Common Shares were awarded pursuant to the LTIP, of which 352,226 vested in 2007. Another 345,062 will vest on August 1, 2008 and a further 344,395 will vest on August 1, 2009. The total vested and unvested number of Common Shares does not equal the awarded number of Common Shares due to employee departures.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There are no directors, executive officers, employees or former directors, executive officers and employees indebted to the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive Shareholder proposals for the annual meeting of Shareholders of the Corporation to be held in 2009 is February 25, 2009. All proposals should be sent by registered mail to 3400 - 350 7th Avenue SW, Calgary, Alberta, T2P 3N9.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com and on the Corporation's website at www.addaxpetroleum.com. Shareholders may request copies of the Corporation's financial statements, management's discussion and analysis and any documents incorporated by reference herein without charge by emailing investor.relations@addaxpetroleum.com.

Financial information regarding the Corporation is provided in the Corporation's audited financial statements for the year ended December 31, 2007 and related management's discussion and analysis.

DIRECTORS' APPROVAL

The contents and the sending of the Circular have been approved by the Directors of the Corporation.

May 22, 2008

(Signed)

David Codd
Chief Legal Officer and Corporate Secretary

SCHEDULE "A"

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
1. (a) Disclose the identity of directors who are independent.	☑	Peter Dey, Brian Anderson, James Davie, Stephen Paul de Heinrich, Gerry Macey, and Wesley Twiss are all independent. None have a direct or indirect material relationship with the Corporation.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	☑	Jean Claude Gandur and Afolabi Oladele are not independent. Jean Claude Gandur is the CEO of the Corporation whose services are provided pursuant to a services agreement with The Addax and Oryx Group Ltd under which it receives fees for management services. Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited for which Mr. Oladele is paid a fee of $12,500 per month.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "**board**") does to facilitate its exercise of independent judgment in carrying out its responsibilities.	☑	Only two directors, Jean Claude Gandur and Afolabi Oladele, are not independent. The remaining six directors are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	☑	The following directors of the Corporation are presently directors of the following reporting issuers: Peter Dey: Sun-Times Media Group, Goldcorp Inc., Coventree Inc. and Redcorp Ventures Ltd. Jean Claude Gandur: Axmin Inc. Gerry Macey: Verenex Energy Inc. and Pan Orient Energy Corp. Wesley Twiss: Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR Utilities Inc.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	☑	The directors hold meetings without members of management at all quarterly Board meetings. Since the beginning of the Corporation's most recently completed financial year, the directors have met on six occasions without Management being present. It is the intention of the Board to meet without Management being present on a regular basis. In addition, the Charter of the Corporate Governance, Nominating and Compensation Committee states that it will ensure the Board has appropriate structures in place so that the Board can function independently of Management.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	☑	Peter Dey is the Chair of the Board and is an independent director. Mr Dey's background and experience enable him to provide effective independent leadership of the Board and ensures that the Corporation adheres to the highest standards of corporate governance. His formal responsibilities are set out in the Chair Position Description set out in Schedule "B".
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	☑	**Board Meetings:** January 16, 2007: all members attended except James Davie February 19, 2007: all members attended March 20, 2007: all members attended April 23, 2007: all members attended except Brian Anderson May 6, 2007: all members attended June 28, 2007: all members attended except Brian Anderson August 3, 2007: all members attended except Gerry Macey September 17, 2007: all members attended November 9, 2007: all members attended November 29, 2007: all members attended except Brian Anderson and Wesley Twiss January 15, 2008: all members attended February 18, 2008: all members attended March 12 – 13, 2008: all members attended May 2, 2008: all members attended **Committee Meetings:** *Audit Committee* The Audit Committee has met on six occasions since January 1, 2007. All members attended all meetings. *Technical & Reserves Committee* The Technical & Reserves Committee has met on eight occasions since January 1, 2007. Gerry Macey was absent from one meeting. All other members attended all meetings. *Corporate* Governance, *Nominating & Compensation Committee* The Corporate Governance, Nominating & Compensation Committee has met on six occasions since January 1, 2007. Gerry Macey was absent from one meeting. All other members attended all meetings. *Listing Committee* An ad hoc Listing Committee, comprised of Peter Dey, James Davie and Wesley Twiss, met on three occasions between January 1, 2007 and the commencement of the Corporation's listing on the London Stock Exchange (May 24, 2007). All members attended all meetings.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	☑	The terms of the Board Charter are set out in Schedule "B".
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	☑	The Board has adopted a written position description for the Chair and the Chair of Each Board Committee and these are available at the Corporation's website www.addaxpetroleum.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	☑	The Board has developed a written position description for the CEO.
4. (a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	☑	No new directors have joined the board since 2005. The initial Directors of the Corporation are business executives with extensive experience and directorship responsibilities on boards or as part of management of other public and private entities. Orientation for these individuals is provided through meetings with the CEO, CFO, other Directors and members of Management. All Directors are also provided with materials (financial and narrative) regarding the business of the Corporation. Presentations are also made to the Directors at each regular Board meeting with regard to the Corporation's operations, financial performance and key risk areas. The Corporation organised, in 2007, an orientation and information visit to the Corporation's Nigerian operations and Gabonese operations. The Corporation will arrange further visits with regard to other operating sites as they develop.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	☑	The Corporate Governance, Nominating and Compensation Committee is responsible for overseeing the development and implementation of a program of orientation for Directors as part of its Charter. The Corporation encourages its Directors to attend formal continuing education programmes and to date has contributed to the attendance by Wesley Twiss at the Director's Education Program, Corporate Governance College of the Institute of Corporate Directors.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
5. (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	☑	The Board has adopted a Code of Business Conduct (i) The Code is available at the Corporation's intranet site, its website www.addaxpetroleum.com and on SEDAR at www.sedar.com. (ii) The Board and the Corporation's internal systems monitor compliance with the Code. All individuals subject to the Code are obligated to report any illegal or unethical behaviour or violations of the Code in a timely manner. (iii) Not applicable
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	☑	The Board insists that the provisions of the *Canada Business Corporations Act* be followed with respect to actual or potential conflicts of interest that may exist in considering transactions and agreements. As noted previously, the independent members of the Board meet separately from non-independent members and Management. The Board ensures that any Director having a conflict or material interest in any transaction does not vote in respect of such transaction.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	☑	In addition to the Code of Business Conduct, the Board has also adopted a Disclosure Policy which is available at the Corporation's website www.addaxpetroleum.com. The Policy applies to all employees, consultants, and the Board, as well as the Corporation's subsidiaries. The objective of the Policy is to ensure that communications to the investing public are timely, factual and accurate and broadly disseminated. The Corporation provides its directors, officers and employees with on-line interactive ethics and compliance training through "Integrity Interactive" a leading provider of web based interactive compliance training. So far six courses have been rolled out: three courses to senior employees in respect of OECD anti-bribery rules, Insider Trading and Integrity Leadership, and three courses to all staff in respect of the Corporation's Code of Business Conduct, E-Compliance and Ethics and Values. The Corporation reviews course content and selection to ensure they are reflective of existing policies and procedures. The Chief Executive Officer fosters a corporate culture that promotes the highest ethical standards and integrity and corporate social responsibility. The Board Chair position description requires the Chairman to foster ethical and responsible decision-making by the Board and its individual members.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
6. (a) Describe the process by which the board identifies new candidates for board nomination.	☑	The Corporate Governance, Nominating and Compensation Committee is responsible for identifying new candidates for appointment to the Board. It will annually review the size, composition and operation of the Board. It will also annually review and recommend to the Board for consideration new candidates for nomination to be elected at the annual general meeting of shareholders.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	☑	The Chair of the Corporate Governance, Nominating and Compensation Committee is Peter Dey. The members as at May 22, 2008 are James Davie, Stephen Paul de Heinrich and Gerry Macey. The Chair and each member are independent.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	☑	The Corporate Governance, Nominating and Compensation Committee has the responsibility of identifying qualified candidates for appointment to the Board as well as other nomination responsibilities set out in 6. (a).
7. (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	☑	The Corporate Governance, Nominating and Compensation Committee consults with senior management to establish the Corporation's general compensation philosophy. The Committee also reviews and approves the compensation programs of senior management and is responsible for keeping abreast of current developments in executive compensation in corporations engaged in similar industries. The Committee also conducts an annual review of senior management performance. CEO compensation is reviewed by the Corporate Governance, Nominating and Compensation Committee and recommended to the independent directors for approval. The compensation of the other corporate officers is determined by the CEO and is reviewed and approved by the Corporate Governance, Nominating and Compensation Committee.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	☑	The Chair of the Corporate Governance, Nominating and Compensation Committee is Peter Dey. The members as at May 22, 2008 are James Davie, Stephen Paul de Heinrich and Gerry Macey. The Chair and each member are independent.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	☑	The Charter of the Corporate Governance, Nominating and Compensation Committee is available at the Corporation's website www.addaxpetroleum.com.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	☑	The Committee consults with Towers Perrin, an HR and Management Consulting firm, to gather and analyze market compensation data for executives and directors. Towers Perrin provides no other services to the Corporation. The Corporation is also consults with Price Waterhouse Coopers in Switzerland for analysis of the tax impact and effectiveness of various compensation components. Price Waterhouse Coopers also provides corporate tax advice to the Corporation. Neither firm makes recommendations regarding the level of compensation at Addax.
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	☑	The Board has a Technical and Reserves Committee. The Technical and Reserves Committee assists the Board in fulfilling obligations under National Instrument 51-101 and oversees the operational performance of the Corporation. The Charter of the Technical and Reserves Committee is available at the Corporation's website www.addaxpetroleum.com.
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.	☑	As part of its responsibilities under its Charter, the Corporate Governance, Nominating and Compensation Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of the Board, the Board Committees, all individual Directors and the Corporation's senior management. The primary component of the Board and Committee assessments will be based on answers received in the Annual Directors' Evaluation Questionnaire, which will cover topics such as: (i) the performance and effectiveness of the Board, Board Committees and individual Directors; (ii) individual Director independence; (iii) individual Director and overall Board Skills; (iv) individual Director financial acumen; and (v) individual Director peer evaluations.

SCHEDULE "B"

CORPORATE GOVERNANCE DOCUMENTS

BOARD OF DIRECTORS CHAIR POSITION DESCRIPTION

The Chair ("**Chair**") of the Board of Directors ("**the Board**") of Addax Petroleum Corporation (the "**Company**") has the responsibility and specific duties described below.

Appointment

The Chair is appointed by the Board and shall be re-appointed at the first meeting of the Board following the Annual General Meeting of shareholders of the Company. The Chair will be independent under applicable law and will have the competencies and skills determined by the Board.

Responsibility

The Chair provides independent, effective leadership to the Board and leads the Board in fulfilling the duties set out in its Charter.

Specific Duties

The Chair will:

Leadership

1. Provide overall leadership to enhance the effectiveness of the Board.

2. Take all reasonable steps to ensure that the responsibility and duties of the Board, as outlined in its Charter, are well understood by the Board members and executed as effectively as possible.

Ethics

3. Foster ethical and responsible decision-making by the Board and its individual members.

Board Governance

4. Provide effective Board leadership, overseeing all aspects of the Board's direction and administration in fulfilling the terms of its Charter.

5. With the Board, oversee the structure, composition, membership and activities delegated to the Board.

Board Meetings

6. Ensure that the Board meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

7. With the President and CEO and the Corporate Secretary establish the dates, location and agenda for each Board meeting.

8. Chair all meetings of the Board, including closed sessions and in camera sessions. If the Board Chair is not present, the Board members present will choose a Board member to chair the meeting.

9. Ensure sufficient time during Board meetings to fully discuss agenda items.

10. Encourage Board members to ask questions and express viewpoints during meetings.

11. Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

12. Ensure that the Board meets in separate, regularly scheduled, non-management, in camera sessions.

Board Reporting

13. Ensure that Board materials are available to any Director on request.

14. Ensure that all business that is required to be brought before a meeting of shareholders is brought before a meeting of shareholders.

Board Management Relationships

15. Take all reasonable steps to ensure that Board members receive all necessary training and support to enable them to fulfill the Board Charter.

16. Facilitate effective communication between Board members and the CEO, both inside and outside of Board meetings.

17. Have an effective working relationship with the CEO.

Evaluations

18. Ensure that a performance evaluation of the Board and the Board Chair is conducted, soliciting input from all Board members and appropriate members of Management.

Advisors/Resources

19. Ensure that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently.

20. Coordinate with the Board to retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

Other

21. Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Board.

22. To honour the spirit and intent of applicable law as it evolves.

CHARTER OF THE BOARD OF DIRECTORS OF ADDAX PETROLEUM CORPORATION

Mission Statement

The Board of Directors (the "**Board**") of Addax Petroleum Corporation (the "**Company**") has adopted this Charter to assist the Board in fulfilling its obligations to all stakeholders.

Composition

The Board shall consist of as many Directors as the Board shall determine from time to time but in any event, not fewer than six and not more than eleven, a majority of which shall be independent as defined by applicable law .

Chair

The Board following each Annual General Meeting of the Company shall designate the Chair of the Board. The initial Chair of the Board shall be Peter Dey. If the Chair is not present at a meeting of the Board, the members of the Board may designate an interim Chair for the meeting by majority vote of the members present.

Meetings

The Chair of the Board, in consultation with the Board members, shall determine the schedule and frequency of the Board meetings provided that the Board will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Board shall convene additional meetings, as circumstances require. The Corporate Secretary of the Company shall be the Secretary of the meetings.

Where possible, agendas for meetings of the Board shall be developed by the Chair of the Board in consultation with management and the Secretary, and shall be circulated to Board members as far in advance of each Board meeting as is reasonable.

The Board shall meet separately at each meeting without management including any member of management who is a Director.

Decisions or recommendations of the Board shall be evidenced by resolutions passed at meetings of the Board and recorded in the minutes of such meetings or by an instrument in writing signed by all members of the Board entitled to vote on that resolution. A copy of the draft minutes of each meeting of the Board and any written resolutions evidencing decisions or recommendations of the Board shall be transmitted promptly by the Secretary to each member for adoption at the next meeting

Resources and Authority

Each Director shall have the authority, subject to the prior approval of the Corporate Governance, Nominating and Compensation Committee ("**CGNCC**"), to engage outside consultants, independent legal counsel and other advisors and experts as he or she determines necessary to carry out his or her duties. The Company shall reimburse the Director such amounts as may be agreed by the CGNCC.

Responsibilities

The principal responsibility of the Board is to assume a stewardship role in respect of the business and affairs of the Company. In this capacity it is the responsibility of the Board to oversee the Officers of the Corporation who are responsible for the management of the Company.

In discharging its stewardship responsibilities, the Board shall in particular:

(i) oversee the preparation and implementation of the Company's strategic plan, its annual work programme and budget and all major capital investment proposals;

(ii) monitor the effectiveness of managements' Health, Safety and Environmental processes and procedures and ensure that the Company is fully compliant in respect of its obligations in these areas;

(iii) have a full understanding of the principal business risks associated with the Company's operations and ensure that management adopts appropriate risk management systems and internal financial controls;

(iv) appoint the CEO and other officers of the Company and monitor their performance to ensure the Company's objectives are met;

(v) monitor the key personnel succession plans;

(vi) ensure that the Company has an effective shareholder communications programme which communicates with shareholders and can enable feedback from shareholders;

(vii) appoint such Committees as are required by law or deemed advisable by the Board in order to assist the Board in carrying out its responsibilities. Where necessary or desirable such committees shall be comprised of independent directors or a majority of them;

(viii) comply with the Company's By-Laws and all legal requirements, whether statutory or otherwise, which apply to Directors of publicly quoted companies.

Limitation on the Oversight Role of the Board

Each member of the Board shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

ADDAX
PETROLEUM

RECEIVED

2008 AUG 11 A 7:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADDAX
PETROLEUM

FORM OF PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF ADDAX PETROLEUM CORPORATION (the "Corporation") for use at the annual Meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") and at any adjournment thereof. The Meeting will be held in the Kensington Room of the Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, June 26, 2008 at 10:00 a.m. (Toronto Time) for the purposes set out in the Notice of Annual Meeting accompanying this Form of Proxy. At the Meeting, holders of common shares ("Common Shares") of the Corporation are entitled to vote on all matters to come before the Meeting by virtue of the rights attached to such shares. Holders of Common Shares are entitled to one vote for every Common Share held. The solicitation of proxies is intended to be made primarily by mail but may also be undertaken by way of telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

The undersigned hereby appoints JEAN CLAUDE GANDUR, Chief Executive Officer of the Corporation, or failing him, MICHAEL EBSARY, Chief Financial Officer of the Corporation, or instead of either of them, ________________________*, as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for an on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.
*** You have the right to appoint a proxy holder (who need not be a Shareholder) other than the management representatives designated above. To do so, insert the name of the desired person in the space above and strike out the other names or complete another appropriate form of proxy.**

In addition to revocation in any manner permitted by law, a Shareholder may revoke this proxy by an instrument in writing signed and delivered to the registered office of the Corporation, 3400-350 7th Avenue SW, Calgary, Alberta T2P 3N9 with a copy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the business day preceding the day of the Meeting or any adjournment thereof or deposited with the chairman of the Meeting on the date of the Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

	FOR	WITHHOLD
1. Appointment of Auditor Reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year, at such remuneration as may be approved by the Audit Committee of the Corporation.	☐	☐

2. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
Peter Dey	☐	☐	Jean Claude Gandur	☐	☐	Brian Anderson	☐	☐	James Davie	☐	☐
Stephen Paul de Heinrich	☐	☐	Gerry Macey	☐	☐	Afolabi Oladele	☐	☐	Wesley Twiss	☐	☐

<u>The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy.</u> If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being Management of the Corporation

The undersigned hereby revokes any instrument proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this ______ day of ________________, 2008.

____
SIGNATURE OF SHAREHOLDER

Name: ______________________________

Address: ____________________________

____

Number of Common Shares: ____________________
Your address shown will be registered as your present address. Please notify the Corporation of any change in your address

SEE REVERSE SIDE FOR INSTRUCTIONS ON THE COMPLETION OF THIS PROXY

NOTES TO PROXY

1. The Common Shares represented by this Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with the indicated instructions. **The Board of Directors and management of the Corporation recommend that shareholders vote FOR the appointment of the Auditors and FOR the election of each nominee director in items 1 and 2 on the reverse of this Form. If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the Common Shares will be voted in accordance with that choice. IN THE ABSENCE OF SUCH A DIRECTION, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE ACCOMPANYING THE MANAGEMENT PROXY CIRCULAR.** If any amendment or variation to the matters identified in the Notice of Meeting and Management Proxy Circular is proposed at the Meeting or any adjournment thereof, or if any matters identified in the Notice of Meeting and Management Proxy Circular is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, this Proxy confers discretionary authority on the proxy nominee to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder.

2. This Proxy must be completed, dated and signed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority. A copy of such authorization should accompany this Proxy.

3. **THE PERSONS NAMED IN THIS PROXY AND DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO BY EITHER (1) CROSSING OUT THE NAMES OF THE MANAGEMENT NOMINEES AND LEGIBLY PRINTING THE OTHER PERSON'S NAME (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED, OR (2) COMPLETING ANOTHER VALID PROXY.** In any case, this Proxy should be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

4. **This Proxy must be delivered to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. In order to be valid, proxies must be received by Computershare no later than 10:00 a.m. (Toronto Time) on June 24, 2008 or, if the Meeeting is adjourned, by 10:00 a.m. (Toronto Time) on the second business day prior to the date on which the Meeting is reconvened.**

ADDAX PETROLEUM

ADDAX PETROLEUM PRESENTS AT UPCOMING CONFERENCES

Calgary, May 30, 2008 /CNW/ – Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX: AXC and LSE: AXC), announces that Mr. Jean Claude Gandur, President and Chief Executive Officer, will be presenting at the Credit Suisse Oil & Gas Conference in London on Tuesday, June 3rd, 2008.

In addition, Addax Petroleum announces that Mr. Michael Ebsary, Chief Financial Officer, will be presenting at Scotia Capital's Canadian International E&P Conference in Toronto on Thursday, June 5th, 2008 at approximately 10:00 a.m. local time (3:00 p.m. London U.K. Time). Investors are invited to listen to the live webcast of the Scotia Capital presentation via the following link:

http://webcast.streamlogics.com/audience/index.asp?eventid=95155

The presentation slides for the above conferences will be available prior to the presentations on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could", "would" or other similar wording. Forward-looking information in this news release and in conference presentation materials includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters and government approvals. By its very nature, such forward-looking

information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM ACQUIRES ADDITIONAL INTEREST IN SHALLOW WATER EXPLORATION LICENSE IN GABON

Additional 18 per cent interest in and operatorship of Iris Marin license area

Calgary, June 5, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces today that it has, subject to partial partner pre-emption rights, acquired an additional 18 per cent working interest in the Iris Marin license area offshore Gabon by the acquisition of a subsidiary of Sterling Energy plc ("Sterling"). Addax Petroleum will hold up to a 51.33 per cent working interest in the Iris Marin license area and, subject to Government approval, intends to become the operator.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "We are pleased to expand our exploration portfolio in Gabon, a region we know well and consider to be highly prospective. As the new operator of the license area, Addax Petroleum will plan to commence the drilling of our first exploration well on the Charlie prospect during the early part of the third quarter of this year."

Under the terms of the acquisition, Addax Petroleum will reimburse Sterling S3.3 million for past costs and will carry 18 per cent of Sterling's costs associated with their remaining 32 per cent working interest in the upcoming exploration well and, subject to a cost cap, a second well.

The Iris Marin license area covers a shallow water exploration permit of approximately 99,600 gross acres (403 km^2) of the southern Gabon basin and is adjacent to the producing, Shell-operated Gamba field.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, change in operatorship of the subject license area, reference to business strategy and goals, future capital and other expenditures, including payment and carry terms, drilling plans, the submission of development plans, project development schedules and results, results of exploration activities and dates by which certain areas may be

developed or may come on-stream, royalties payable, financing and capital activities and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: risk of partial partner pre-emption, prices of oil and natural gas, including price fluctuations; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management and drilling rig rates and availability. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM STATEMENT

Calgary, June 9, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") today made the following announcement.

It is with regret that Addax Petroleum reports the death of a Nigerian Navy personnel member following the defense of a vessel which had been contracted by the Corporation to provide security services on OML126, offshore Nigeria. During the incident four other Navy personnel and crew were injured. Addax Petroleum would like to extend its sympathy and sincere condolences to the family of the deceased over this very sad loss and extend our support for a full and speedy recovery for the injured.

OML126 is located approximately 90 kilometres offshore south of Port Harcourt, and approximately 40 kilometres from the Nigerian coastline, in water depths averaging 130 metres. At approximately 11:45 pm on Sunday, June 8, 2008, the Navy vessel on OML126 was approached and attacked by unknown assailants in two speedboats. The two speedboats departed without any adverse effect on the Corporation's operations or technical infrastructure in OML126. The Navy personnel and vessel have been taken to LNG Bonny Island where the injured personnel are receiving medical attention.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "We are deeply saddened by this incident and our thoughts and prayers are with the victim's family and those of the injured personnel. Since commencing operations in Nigeria a decade ago, Addax Petroleum has established a practice to proactively build excellent relationships with the local communities and has fostered a climate of open dialogue and mutual respect. We strongly believe that this unfortunate incident was a pre-meditated act by criminal elements seeking personal benefit and is inconsistent with the socially responsible relationship that exists between Addax Petroleum and the local communities."

Full investigations into this criminal incident are underway by local and federal security and government agencies and by Addax Petroleum.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as

"anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could", "would" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM STATEMENT

Calgary, June 10, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") today made the following announcement.

It is with regret that Addax Petroleum reports the death of a contractor following an attempted robbery by armed gunmen on a supply vessel servicing operations in OML123, offshore Nigeria, earlier today. During the incident one Nigerian Navy person and one crew member were injured. Addax Petroleum would like to extend its sympathy and sincere condolences to the family of the deceased over this very sad loss and extend our support for a full and speedy recovery for the injured. The Corporation's producing facilities were not targeted in this incident, which it believes is part of a regrettable pattern of violent crime affecting vessels in Nigerian waters. Addax Petroleum's property and operations were not affected by this incident.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "First and foremost, we are deeply saddened by this incident and our thoughts and prayers are with the victim's family and those of the injured personnel. Secondly, we believe that violent criminal attacks of this nature are perpetrated opportunistically by lawless criminal elements and, whilst they do not present a substantive threat to our operations, they nevertheless cause us great concern regarding the safety of both our and our contractors' personnel. We believe that the timing of this incident is unfortunate and coincidental, particularly as the events relating to yesterday's incident remain unclear. Our approach to security on all of our operations is to work closely with our host communities and local security forces, harnessing the strong goodwill and excellent relationships that we have patiently built over the years and value so much. We will continue to apply these principles and redouble our security efforts to deter these tragic and lawless acts."

Full investigations into this criminal incident are underway by local and federal security and government agencies and by Addax Petroleum.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. By its very nature, such forward-

looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM ACQUIRES SHALLOW WATER EXPLORATION LICENSE IN NIGERIA

Acquires 40 per cent interest in OPL227 offshore Nigeria

Calgary, June 11, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces today that it has been awarded a 40 per cent interest in Oil Prospecting License ("OPL") 227, offshore Nigeria. Addax Petroleum's co-participants in the OPL227 license area are Express Petroleum & Gas Company Limited ("Express") and Petroleum Prospects International Limited ("PPI"), both of which are indigenous Nigerian oil companies. The OPL227 license area is located in the shallow water offshore of the western Niger Delta Basin, one of the most prolific petroleum basins in the world.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "Addax Petroleum continues to demonstrate its commitment to Nigeria and add to its extensive exploration portfolio with this acquisition. Exploration in our core area of Nigeria is a cornerstone to Addax Petroleum's growth strategy and we are excited to be acquiring a substantial interest in a license that is in a highly prospective area but has seen very little modern exploration activity to date. We are also pleased that Addax Petroleum has been selected by Express and PPI to be their partner of choice for OPL227 and we look forward to working more closely with both organizations."

The OPL227 license area covers approximately 851 km^2 (210,300 acres) and is adjacent to and to the north-east of the Shell-operated OML79 license area. OML79 contains Shell's EA field development which is reported to have commenced production in 2002 and to contain approximately 350 MMbbl of remaining recoverable oil. There have been four wells drilled in the OPL227 license area, all between 1974 and 1988, all of which encountered hydrocarbons in non-commercial quantities or shows. In addition, there has been minimal 2D seismic and no 3D seismic data acquired on OPL227 to date.

Under the terms of the award, Addax Petroleum received a 40 per cent interest in OPL227 while Express and PPI received interests of 39 per cent and 21 per cent, respectively. Express is the operator while Addax Petroleum will conduct technical operations in its capacity as technical advisor. In return, Addax Petroleum has paid a farm-in fee to Express and PPI and a signature bonus to the Federal Government of Nigeria, and is obligated to fund 80 per cent of a work program comprising a minimum of 500 km^2 of 3D seismic acquisition during the exploration period, while Express will fund the remaining 20%. Addax Petroleum will also initially fund 80 per cent of all capital and operating costs on OPL227, with Express funding the remaining 20 per cent, and will be entitled to a higher than pro-rata share of the net production from OPL227 until all capital costs have been recovered after which all parties will be entitled to their pro rata share of production.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, reference to statements with respect to the proposed transaction, the anticipated benefit of the transaction on the Corporation's business strategy and goals, future capital and other expenditures, reserves and resources estimates, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, financing and capital activities, contingent liabilities and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: the risks associated with the finalisation of a Joint Operating Agreement and Technical Services Agreement, the risk that any applicable conditions of the proposed acquisition may not be satisfied, imprecision of reserves and resources estimates; ultimate recovery of reserves; volatility of prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; he results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

REPORT OF VOTING RESULTS
National Instrument 51-102 – *Continuous Disclosure Obligations* (Section 11.3)

In respect of the annual meeting of shareholders of Addax Petroleum Corporation (the "**Corporation**" or "**Addax Petroleum**") held on June 26, 2008 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of each vote:

	Description Of Matter	**Outcome Of Vote**
1.	Reappointing Deloitte & Touche LLP, as auditor of the Corporation.	Carried [1]
2.	Authorizing the Audit Committee of the Corporation to fix the remuneration of the auditor of the Corporation.	Carried [1]
3.	Fixing the number of directors to be elected at eight.	Carried [1]

[1] Vote conducted by a show of hands.

4.	Electing the following nominees as directors of Addax Petroleum to hold office until the next annual meeting of shareholders or until their successors are elected or appointed: Peter Dey Jean Claude Gandur Brian Anderson James Davie Stephen Paul de Heinrich Gerry Macey Afolabi Oladele Wesley Twiss	Carried [1]

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES CAMEROON EXPLORATION RESULTS

Shallow water offshore exploration campaign at Ngosso and Iroko license areas

Calgary, July 4, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces the initial results of its Cameroon exploration campaign where the Corporation has recently completed drilling its first exploration wells in the Ngosso and Iroko license areas. As part of the campaign, Addax Petroleum drilled two wells plus a sidetrack at Ngosso and one well at Iroko.

The sidetrack drilled as part of the Ngosso drilling campaign established a gross hydrocarbon column of 79 feet while the two Ngosso exploration wells were plugged and abandoned as dry holes. The Corporation believes the sidetrack discovery may be developed in the future together with existing oil discoveries in an overall field development. The Iroko well encountered hydrocarbons in the main objective interval and the Corporation is currently evaluating core, pressure and wireline data obtained during the drilling of the well.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "While the initial results of the Cameroon exploration campaign were less encouraging than anticipated, we will continue exploration activities on the license areas where there still exist several quality prospects. Addax Petroleum's exciting 2008 exploration campaign continues this quarter with the drilling of the Charlie prospect in the Iris Marin license area offshore Gabon as well as the Taq Taq Deep exploration well in the Kurdistan Region of Iraq. In total, Addax Petroleum will be drilling up to 25 exploration and appraisal wells in 2008 in every major area of its property portfolio."

At Ngosso, the Odiong and Tali prospects on the south-west part of the license area were drilled to depths of 1,680 metres and 2,900 metres, respectively. The sidetrack at Tali encountered a gross hydrocarbon column of 79 feet comprising 62 feet of oil overlain by 17 feet of gas, confirming the Tali accumulation. The Corporation has completed its work commitment for the current period with the drilling of the two Ngosso wells. The Corporation plans to enter the next exploration period, including a commitment to drill one exploration well, and to acquire additional 3D seismic data on the prospective northern part of the license area in the late 2008 and early 2009.

The Iroko prospect on the east part of the Iroko license area was drilled to a total depth of 1,120 metres. The results of the core, pressure and wireline data are currently under evaluation by the Corporation and are necessary before determining the future drilling plans for the license area.

The drilling rig contracted by Addax Petroleum for the Cameroon exploration campaign is currently moving to the Iris Marin license area, offshore Gabon, where it will drill Addax Petroleum's first exploration well at Iris Marin.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, reference to statements with respect to the Corporation's business strategy and goals, future capital and other expenditures, reserves and resources estimates, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, financing and capital activities, contingent liabilities and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; volatility of prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES PRODUCTION MILESTONE IN NIGERIA

200 million barrels produced from OML 123 offshore Nigeria

Calgary, July 7, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces today that the historic milestone of 200 million barrels of oil production from the Addax Petroleum operated Oil Mining Lease ("OML") 123 offshore Nigeria has been achieved. OML123, the Corporation's first Nigerian license and largest license by production and reserves volumes, is located in the shallow water offshore in the Niger Delta Basin, one of the most prolific petroleum basins in the world.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "I am extremely proud of this recent accomplishment given Addax Petroleum acquired OML123 in 1998 with a fraction of the reserves we have there today. Achieving this 200 million barrel production milestone, along with celebrating 10 successful years of operating in Nigeria, highlights the quality of our Nigerian assets and our track record of delivering results that enhance shareholder value. We believe that OML123 will continue to be a major production hub for us in the coming years, given the new fields we will be bringing on stream and the substantial exploration potential still contained within the block as demonstrated by our plans to drill up to 6 exploration wells by the end of Q1 2009."

The OML123 license area covers approximately 90,700 acres (367 km^2) and is located offshore approximately 60 km south of the town of Calabar in the south-eastern part of Nigeria. As at December 31, 2007, Netherland, Sewell & Associates Inc. ("NSAI") estimates the Corporation's gross proved plus probable reserves for OML123 to be 161.4 MMbbl and gross proved plus probable plus possible reserved to be 220.6 MMbbl. In addition, as at December 31, 2007, NSAI estimates the Corporation's best estimate contingent resources for OML123 for gas to be 999.9 Bcf and for associated liquids to be 27.9 MMbbl, and gross best estimate unrisked prospective oil resources for identified prospects on OML123 to be 401.2 MMbbl (110.3 MMbbl risked). Addax Petroleum is currently producing just under 60Mbbl/d from 51 wells in 7 producing fields.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Information about Reserves and Resources Estimates

Reserves and resources information in this news release are set out in greater detail in Addax Petroleum's Annual Information Form dated March 13, 2008, which is available on the SEDAR

website, www.sedar.com, the London Stock Exchange Market News website, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Contingent resources are those quantities estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Addax Petroleum's contingent gas resources for OML123 are comprised of natural gas, liquefied petroleum gas ("LPG") and pentanes plus ("C5+") components, and are located in fields in which wells have been drilled through the gas portion of the reservoirs to help define the gas pay thickness, reservoir quality and areal extent. There are no gas sales from the properties since no gas market connection is available, and Addax Petroleum has yet to conclude negotiations with the Nigerian National Petroleum Corporation ("NNPC") regarding the terms governing the exploitation of gas under the Production Sharing Contract. It is currently investigating commercialization of produced gas through several markets. No economic evaluation has been performed on these resources as at December 31, 2007. All produced gas is presently flared, consumed for lease use or reinjected into the oil reservoirs to maintain reservoir pressure. There is no certainty that these contingent resources will be commercially viable.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. The prospective oil resources indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, financing and capital activities, contingent liabilities, the Corporation's business strategy and goals, future capital and other expenditures and reserves and resources estimates. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; volatility of prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in

taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM AWARDED ADDITIONAL INTEREST IN DEEP WATER EXPLORATION LICENSE IN JOINT DEVELOPMENT ZONE

Additional 7.2 per cent interest in JDZ Block 4 license area

Calgary, July 16, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") announces today that it has been awarded an additional 7.2 per cent participating interest in Block 4 of the Nigeria/Sao Tome and Principe Joint Development Zone ("JDZ") by an independent arbitration tribunal. The award increases Addax Petroleum's interest in the license area from 38.3 per cent to 45.5 per cent. Addax Petroleum is also the operator of Block 4.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "This award further enhances our leading position in this world class exploration region. I am very excited about the prospective oil resources of Addax Petroleum's entire deepwater portfolio and I am looking forward to launching our high impact drilling campaign. Due to our interests across four JDZ license areas, a focused drilling strategy will be undertaken to include a consecutive exploration campaign of up to 10 wells across the region to demonstrate the full potential of these assets. I believe these exploration assets will be an important contributor to the growth of the company and will deliver value to our shareholders."

In 2007, Addax Petroleum and ERHC Energy Inc. ("ERHC") entered into arbitration proceedings in respect of a 9 per cent participating interest in JDZ Block 4 that had been committed to a third party. When that party failed to fulfil its obligations, the 9 percent reverted to Addax Petroleum and ERHC. Under the arbitration proceedings, Addax Petroleum claimed entitlement to 7.2 per cent of the 9 percent interest, subject to the carried costs associated with the balance, being the 1.8 per cent to which ERHC was entitled. A panel of the London Court of International Arbitration confirmed that Addax Petroleum is entitled to the 7.2 per cent additional interest for no additional monetary consideration beyond the $18 million previously paid by Addax Petroleum to ERHC. Addax Petroleum will continue to carry the costs associated with ERHC's 19.5 per cent interest in JDZ Block 4.

Addax Petroleum has contracted to commence drilling operations in JDZ Block 4 in the fourth quarter of 2008, but believes that the drilling rig will not be delivered until the second half of 2009. In the interim, the Corporation continues to seek a rig of opportunity to drill the 458 MMbbl Kina prospect in JDZ Block 4 as early as the fourth quarter of 2008.

The JDZ was established in 2001 following the ratification of a formal bilateral treaty between Nigeria and the island nation of Sao Tome and Principe. The JDZ is located approximately 200 kilometres offshore Nigeria and is adjacent to deepwater areas where several large petroleum discoveries have been made. As at December 31, 2007, NSAI estimates the total best estimate unrisked prospective oil resources for identified prospects in the JDZ to be 2,323.1 MMbbl (990.5 MMbbl risked), of which the Corporation's working interest is 726.6 MMbbl (313.0 MMbbl

risked), and the total best estimate unrisked prospective oil resources for the Kina Prospect to be 458.0 MMbbl (172.5 MMbbl risked).

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Information about Resources Estimates

Resources information in this news release is set out in greater detail in Addax Petroleum's Annual Information Form dated March 13, 2008 ("AIF"), which is available on the SEDAR website, www.sedar.com, the London Stock Exchange Market News website, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com. Resources information in this news release in respect of the JDZ is derived from NSAI's Estimate of Reserves and Future Revenue, Contingent Resources, and Prospective Resources report dated January 11, 2008 and is subject to the risks, limitations and other relevant factors in respect of such resource estimates as set out in Addax Petroleum's AIF.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. The prospective oil resources indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, the Corporation's business strategy and goals, future capital and other expenditures and reserves and resources estimates. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; volatility of prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in

taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM STATEMENT

Calgary, July 29, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") today made the following announcement.

The Corporation is aware of certain reports from the recent proceedings of the Ad Hoc Committee of the House of Representatives on the investigation of the activities and operations of the Nigerian National Petroleum Corporation which repeat allegations of corporate misconduct by a subsidiary of Addax Petroleum which acquired an interest in a Nigerian Oil Prospecting Licence ("OPL") 291 in 2006. The Corporation regards these allegations as without foundation and is taking all available steps to defend itself against them. The award of OPL291 to the Corporation's partner, Starcrest Nigeria Energy Limited ("Starcrest"), has previously been upheld by the appropriate authorities in Nigeria and the terms of the Corporation's acquisition of its interest in OPL291 from Starcrest were arms length, commercial, transparent and fully disclosed at the time.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could", "would" or other similar wording. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES FEDERAL GOVERNMENT APPROVAL OF NIGERIA GAS UTILISATION INITIATIVE

International consortium formed for investment in gas development - including the potential monetization of OML137 gas

Calgary, August 1, 2008 /CNW/ - Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation"), together with its partners Chrome Oil Services Limited ("Chrome") and Korea Gas Corporation ("KOGAS"), announces today that it has received the approval from the Federal Government of Nigeria, for its proposed implementation of an integrated gas utilization project in Nigeria. Addax Petroleum has also entered into a heads of agreement with Chrome, a leading Nigerian oil and gas company, and KOGAS, South Korea's national gas company, forming an international consortium (the "Consortium") which, upon finalization of the necessary project development agreements, will take responsibility for the development of this integrated gas utilization project in response to the Nigerian Government's current gas marketing master plan.

Commenting, the Honourable Minister of State for Energy, Gas, Emmanuel Olatunde Odusina, said: "We are very pleased that Addax Petroleum, Chrome and KOGAS have initiated this project in conjunction with our country's Policy Direction for Gas and Gas Master Plan. This is a significant step forward in the development of Nigeria's substantial gas resources and its continuing economic development. The combination of domestic and international interests in the Consortium together with the involvement of the Bayelsa State Government also signifies the confidence of the respective communities in our plan and the bright future of Nigeria."

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "We are extremely proud to be an early participant in Nigeria's Gas Master Plan and to have received the approval of the Federal Government. This is an important milestone for Addax Petroleum in the development of the considerable gas resources in our licence areas in Nigeria. We believe that the strong relationship between Addax Petroleum, Chrome and KOGAS brings together the vital and complementary international and domestic expertise required for our consortium to play a significant role in realising Nigeria's gas plans. Additionally, we believe this proposed project will provide significant benefits to Nigeria and its people by way of power generation, employment creation and substantial foreign direct investment."

In early 2008, the Federal Government of Nigeria launched a Gas Master Plan through which it is seeking to unlock the country's massive gas potential for the accelerated economic development of Nigeria. The principle underlying the government's Policy Direction for Gas is to competitively position Nigerian gas in terms of cost competitiveness and scalability of capacity. The Policy is focused on an integrated infrastructure strategy to support domestic, regional and export LNG markets while attracting new players into the Nigerian gas value chain and ensuring commerciality for all investments. Today, Nigeria reportedly contains proved gas reserves of approximately 182 Tcf, ranking it seventh in the world. Through the Gas Master Plan, the Nigerian government is encouraging the beginning of dedicated gas exploration, and has stated

that Nigeria has the potential to increase gas reserves to as much as 600 Tcf which would establish it as the fourth largest in the world. The Nigeria Gas Master Plan investor roadshow and additional information is available on the Nigeria Gas Master Plan 2008 website, www.ngmproadshow.org.

The integrated gas utilization project proposed by the Consortium and approved by the Federal Government is intended to include the exploration and development of gas fields in Nigeria, including the Corporation's OML137, to secure the gas reserves necessary to commercialise a new LNG production facility of up to 10 million tonnes per annum to be sited on Brass Island in Bayelsa State , to provide domestic power generation capacity of up to 1,000 megawatts and to provide feedstock for the development of petrochemical facilities.

As part of the Federal Government approval, the Consortium has been instructed to cooperate with the Nigerian Ministry of State for Energy (Gas), the Department of Petroleum Resources and the Nigerian National Petroleum Corporation to establish fiscal and commercial terms for the upstream and downstream activities that meet the required investment levels for all participants in the project. The Corporation believes that these negotiations will take place rapidly and can be concluded in a timely fashion to achieve final investment decision by the end of 2009.

As at December 31, 2007, Netherland, Sewell & Associates Inc. ("NSAI") estimates the Corporation's best estimate contingent gas resources in Nigeria to be 2,414.8 Bcf and associated liquids to be 77.2 MMbbl. Contingent gas resources reported are limited to the Corporation's producing license areas in the shallow water and onshore license areas of Nigeria only. These gas resources are discovered but are categorized as contingent because the commerciality of the gas resources and the terms by which the Corporation can produce the gas resources are yet to be established.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

About Chrome

Chrome is a subsidiary of the Chrome Group, which is a leading conglomerate in Nigeria with vast interests in oil and gas, power, insurance, destination inspection, bio-fuels, petroleum products trading, petrochemicals, real estate, and logistics businesses. Chrome's operations include exploration and production of oil and gas within the Gulf of Guinea and provision of engineering and support services to other companies in the sector.

About KOGAS

KOGAS is South Korea's national gas company. Listed on the Korea Stock Exchange, KOGAS is the world's single largest LNG buyer, importing approximately 25 million tonnes of LNG in 2007. KOGAS has LNG purchase contracts with 16 projects in 8 countries. KOGAS operates three LNG receiving terminals including 40 LNG storage tanks and 2,712 kilometres of national pipelines which together ensure a stable supply of natural gas for South Korea. KOGAS is a partner in three existing LNG Projects in the Middle East, i.e. Qatar, Yemen and Oman and is

keen to expand both its LNG diversification and to invest in the development of gas resources in Nigeria.

Information about Reserves and Resources Estimates

The contingent gas resources information in this news release is set out in greater detail in Addax Petroleum's Annual Information Form dated March 13, 2008, which is available on the SEDAR website, www.sedar.com, the London Stock Exchange Market News website, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

Contingent resources are those quantities estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Addax Petroleum's contingent gas resources for OML123 are comprised of natural gas, liquefied petroleum gas ("LPG") and pentanes plus ("C5+") components, and are located in fields in which wells have been drilled through the gas portion of the reservoirs to help define the gas pay thickness, reservoir quality and areal extent. There are no gas sales from the properties since no gas market connection is available, and Addax Petroleum has yet to conclude negotiations with the Nigerian National Petroleum Corporation ("NNPC") regarding the terms governing the exploitation of gas under its production sharing contracts. It is currently investigating commercialization of produced gas through several markets. No economic evaluation has been performed on these resources as at December 31, 2007. All produced gas is presently flared, consumed for lease use or re-injected into the oil reservoirs to maintain reservoir pressure. There is no certainty that these contingent resources will be commercially viable.

Legal Notice – Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information in this news release includes, but is not limited to, proposed development of an integrated gas utilization project, including statements with respect to the endorsement of the Federal Government of Nigeria, the Nigerian Government's gas marketing plan, the non-binding heads of agreement between Addax Petroleum, KOGAS and Chrome, negotiations with the Nigerian Ministry of Energy, Department of Petroleum Resources and the Nigerian National Petroleum Corporation, the anticipated benefit of the integrated gas utilization project on the Corporation's business strategy and goals, the Corporation's future investment decision, financing and capital activities, contingent liabilities and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: the outcome of negotiations, volatility of prices of natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; refining and marketing margins; the ability to produce and transport natural gas to markets; actions by governmental authorities, including changes in existing policy, increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this news release is made as of the date of this news release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM

ADDAX PETROLEUM SECOND QUARTER 2008 CONFERENCE CALL

Calgary, August 1, 2008 /CNW/ – Addax Petroleum Corporation (TSX: AXC and LSE: AXC) ("Addax Petroleum" or the "Corporation") will announce its financial results for the quarter ended June 30, 2008 on Wednesday, August 6, 2008, and will discuss its financial results in a conference call on Wednesday, August 6, 2008 at 11:00 a.m. Eastern Time / 4:00 p.m. London, U.K. time. Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. James Pearce, Chief Operating Officer, and Mr. Michael Ebsary, Chief Financial Officer, will discuss the Corporation's most recent financial and operating results.

Conference call details:
Date: Wednesday, August 6, 2008
Time: 11:00 a.m. Eastern Time / 4:00 p.m. London, U.K. time

To listen to the conference call, please call one of the following:

Toronto:	416 644 3419
Toll-free (Canada and the U.S):	1 800 732 6179
Toll-free (U.K.):	00 800 2288 3501
Toll-free (Switzerland):	00 800 2288 3501

A replay of the call will be available at (416) 640-1917 or (877) 289-8525, passcode 21277903# until Friday, August 22, 2008.

Investors are invited to listen to the live webcast of the presentation via the following link:

English Event URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2363680
French Event URL: http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=2363680

The presentation slides for the above webcast will be available prior to the presentation on Addax Petroleum's website at www.addaxpetroleum.com.

About Addax Petroleum:

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 139,100 bbl/d for the first quarter of 2008. Further information about Addax Petroleum is available at www.sedar.com, www.londonstockexchange.com or the Corporation's website, www.addaxpetroleum.com.

CONFERENCE CALL ADVISORY: FORWARD-LOOKING STATEMENTS

The conference call may contain forward-looking statements. When used in the call, words such as "anticipate", "expect", "project", and similar expressions are intended to identify such forward-looking statements. Although the Corporation believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. While Addax Petroleum makes these forward looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
Nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

END